Dear _____,

Thank you for engaging with us at New Majority Capital. We appreciate your support and feedback on our mission to close the racial and gender wealth gap via small business acquisitions by BIPOC and Women entrepreneurs.

I have some great news - we have been preparing to raise a Community Round on the investment platform Wefunder. As of this month...our raise for New Majority Capital officially launched!

We decided to raise on Wefunder to accelerate our growth and share the upside of our success with the people who know us best — our family, friends, and supporters. You are our foundation. So now we're inviting you to become an actual stakeholder in New Majority Capital. Our Community Round will create more than just investors – we're building a network of people who share our mission and values. The great thing about Wefunder is that it allows anyone – whether or not they're an accredited investor – to become an angel investor in our company.

You can read more about New Majority Capital, and reserve a spot to be a Founding Investor here*: https://wefunder.com/newmajoritycapital/

I would love your support to kick the raise off with a bang -- Wefunder's data shows that a strong start from close supporters is incredibly important for a successful round.

Please let us know if you have any questions.

Best,
Havell

*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

**Some necessary "testing the waters" disclosures:
1. No money or other consideration is being solicited. If sent, it will not be accepted.
2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform.
3. Any indication of interest involves no obligation or commitment of any kind.